UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For March 29, 2005

Carmanah Technologies Corporation

1304 – 925 West Georgia St., Vancouver, B.C.   V6C 3L2

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F    X

Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]    Yes            No    X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b):  0-30052

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

      Carmanah Technologies Corporation

(Registrant)

“Peeyush K. Varshney”

Date: March 29, 2005

_____________________________________

Mr. Peeyush K. Varshney, Corporate Secretary

This is the form of material change report required under Section 85(1) of the Securities Act.

BC FORM 53-901F

(formerly Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1.

Reporting Issuer

Carmanah Technologies Corporation

Cathedral Place

Suite 1304 – 925 West Georgia Street

Vancouver, BC V6C 3L2

Item 2.

Date of Material Change

March 30, 2005

Item 3.

Press Release

March 30, 2005, at Vancouver, BC, Canada.

Item 4.

Summary of Material Change

Carmanah Technologies Corporation is pleased to announce that the Company has received a $765K order to supply over 1,500 solar-powered LED airfield lights for the U.S. Marine Corps.

Item 5.

Full Description of Material Change

See attached press release.

Item 6.

Reliance on Section 85(2) of the Act

N/A

Item 7.

Omitted Information

None

Item 8.

Senior Officers

The following senior officers of the Issuer are knowledgeable about the material change and may be contacted by the Commission at the address and telephone number:

Art Aylesworth                         Peeyush Varshney

President                                 Corporate Secretary

(250) 380-0052                        (604) 629-0264

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

Dated this 29th day of March 2005.	“Peeyush K. Varshney”
Peeyush K. Varshney
Name Corporate Secretary
Position / Title Vancouver, B.C.
Place of Declaration

FOR IMMEDIATE RELEASE

Tuesday, March 29, 2005

(No.2005-03-10)

CARMANAH RECEIVES $765,000 ORDER FOR

SOLAR-POWERED LED AIRFIELD LIGHTING

Victoria, British Columbia, Canada - March 29, 2005 – Carmanah Technologies Corporation (TSX Venture: CMH) is pleased to announce that the Company has received a $765K order to supply over 1,500 solar-powered LED airfield lights for the U.S. Marine Corps.

This new order is for the Company’s Model A601 and A702 airfield lights.  These units will be used for runway edge, threshold, taxiway edge, helipad edge, and obstruction lighting at the Marine Corps’ second largest air base in the Middle East.  The airfield has two main runways measuring 14,000 and 13,000 feet long, both using Carmanah’s lights for guiding fixed wing and rotary aircraft.  A portion of the order will ship in four days to provide emergency lighting with the balance to be delivered in the next four weeks.

“Carmanah has more than 20,000 solar-powered LED airfield lights installed in some of the harshest environments in the world.  Customers are re-ordering our aviation lights every time they have a new runway project, because they know Carmanah’s lights are dependable,” states Art Aylesworth, Carmanah’s CEO.  “Our customers are enjoying many benefits: our aviation lights can be easily and quickly deployed almost anywhere and are saving them millions of dollars in upfront capital costs, installation fees and ongoing electrical expenses.”

Since introducing its solar-powered LED aviation lights in early 2002, Carmanah has quickly become the primary supplier to defense, commercial and private airfields worldwide.  The Company already has installations in more than 80 countries.

In September 2004, Carmanah's Model 601 solar-powered LED airfield light passed third-party compliance testing for International Civil Aviation Organization (ICAO) specifications as per Annex 14, Volume I, Sections 5.3.16.6 and Appendix I, 2.1.1.  Accordingly, the Model 601 airfield light is deemed suitable for taxiway edge and apron edge applications in the 188 countries listed as ICAO Contracting States.

For more information about Carmanah's aviation lights, please visit www.solarairportlights.com.

About Carmanah

Carmanah is an award-winning manufacturer of proprietary LED-based lighting and illumination products for the public transit, roadway, marine, aviation, industrial worksite, and illuminated signage markets.  The Company has more than 110,000 solar-powered LED lighting installations and 50,000 LED-illuminated sign installations in 110 countries.  The shares of Carmanah Technologies Corporation are publicly traded on the TSX Venture Exchange under the symbol "CMH" and on the Berlin and Frankfurt Stock Exchanges under the symbol "QCX".  For more information, please visit www.carmanah.com.

On Behalf of the Board of Directors,

Carmanah Technologies Corporation

“ Praveen Varshney “

Praveen Varshney, Director

For further information, please contact:

Investor Relations: Mr. Mark Komonoski, Director Investor Relations Tel: (403) 861-8384 Toll-Free: 1-800-665-3749 mkomonoski@carmanah.com	Media: Mr. David Davies Tel: (250) 382-4332 ddavies@carmanah.com

This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995.  These statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.  These risks and uncertainties are described under the caption "Note Regarding Forward-looking Statements" and "Key Information - Risk Factors" and elsewhere in Carmanah’s Annual Report for the fiscal year ended December 31, 2003, as filed with the U.S. Securities and Exchange Commission and which are incorporated herein by reference.  These risks and uncertainties are also described under the caption "Risk Factors" in Carmanah’s Annual Information Form dated December 31, 2003, as filed with the British Columbia Securities Commission and which are incorporated herein by reference.  Carmanah does not assume any obligation to update the forward-looking information contained in this press release.